Exhibit 1
Claude Resources Inc.
Annual Information Form
March 31, 2006

Table of Contents
Claude Resources Inc. (“Claude” or the “Company”)
Annual Information Form — March 31, 2006

Page

Statement Regarding Forward-Looking Information	4

Glossary of Terms	5

Item 1: Corporate Structure
1.1 Name, Address and Incorporation	12
1.2 Subsidiary Corporations	12

Item 2: General Development of the Business
2.1 Recent History	12

Item 3: Description of the Company’s Business
3.1 General	13
3.2 Risk Factors	14
3.3 Mineral Properties	18
3.4 Oil and Gas Activities	39

Item 4: Dividends	50

Item 5: Description of Capital Structure
5.1 General Description of Capital Structure	50

Item 6: Market for Securities
6.1 Trading Price and Volume	50

Item 7: Directors and Officers
7.1 Name, Occupation and Security Holdings	51

Item 8: Transfer Agent and Registrar	52

Item 9: Interests of Experts
9.1 Names of Experts	52
9.2 Interests of Experts	52

Item 10: Additional Information	52

APPENDIX A	Report on Reserves Data
APPENDIX B	Report of Management and Directors on Reserves Data and Other Information
APPENDIX C	Audit Committee Disclosure

STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Annual Information Form contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intent”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
METRIC EQUIVALENTS
For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS
ARTC — Alberta Royalty Tax Credit.
Alteration — any change in the mineral composition of a rock brought about by physical or chemical means.
Amphibolite — a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.
Arsenopyrite — the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.
Assaying — laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample. Technique usually involves firing/smelting.
Autoclave — a high pressure and temperature vessel for oxidizing refractory ore. Ore or concentrate is fed into the strong vessel and placed under high pressure and temperature conditions with elevated oxygen levels to liberate the gold or base metals.
Bbls — barrels; 34.972 Imperial gallons per barrel or 42 U.S. gallons per barrel.
BCF — billion cubic feet.
BOPD — barrels of oil per day.
Batholith — a very large intrusive mass of igneous rock.
Boudinage — a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.
BQ Drill — a drill having a core diameter of 36.5 mm and a hole diameter of 60 mm.
Bulk Sample — a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.
Carbon-in-pulp — a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.
Care and Maintenance Basis — in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.
Carried Interest — the Company’s working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.
Chalcopyrite — a sulphide mineral of copper and iron.
Clastic — fragments of minerals and rocks that have been moved individually from their places of origin.
Core Samples — the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.
Cross-cut — a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade — the lowest grade of mineralized material that qualifies as reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).
Cut Value — applies to assays that have been reduced by a statistically determined maximum to prevent erratic high values from inflating the average.
Developed or Development — in oil and gas refers to land to which proved or probable reserves have been assigned, with any wells drilled in a developed area specified as development wells.
Diamond Drilling — a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.
Dip — the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.
Disseminated — where minerals occur as scattered particles in the rock.
Dore — the final saleable product from a gold mine.
Drift — a horizontal underground opening that follows along the length of a vein or rock formation.
Dry Well — a well found to be incapable of producing hydrocarbons in quantities sufficient to justify completion of the well.
Electrowinning — the process of recovering metal from solution by electrolysis.
Environmental Baseline Study — a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include: water chemistry, flora and fauna.
Epithermal — low temperature hydrothermal process or product.
Exploration — work involved in searching for ore, from prospecting to diamond drilling or driving a drift.
Exploration Wells — wells drilled to find hydrocarbons in an unproved area.
Face — the end of a drift, crosscut or stope in which work is taking place.
Facies — the character and composition of sedimentary deposits.
Fault — a fracture or break in rock along which there has been movement.
Feasibility Study — a definitive study of the viability of a mineral project by a qualified professional that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs, and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.
Felsic — an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.
Fire Assay — the assaying of metallic minerals by use of a miniature smelting procedure with various agents.
Footwall — the rock on the underside of a vein or ore structure.

Fracture — a break or crack in rock.
Fracture-controlled — a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.
Gabbro — a coarse-grained, crystalline, dark igneous rock.
Geochemistry — the study of the chemical properties of rocks.
Geophysical Survey — a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.
Gneiss — a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.
Grade — the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.
Gross — in reference to land or wells means a 100% interest. When referring to the Company’s natural gas, crude oil, and natural gas liquids production, it means total projected production or reserves from the property.
Gross Reserves — total remaining projected production from a 100% interest in the applicable property.
Head Grade — the average grade of ore fed into a mill.
Highwall — the unexcavated face of ore in an underground stope.
Hydrothermal — the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.
Hydrothermal Alteration — the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.
ICA — Investment Canada Act (Canada).
Igneous — a primary type of rock formed by the cooling of molten material.
Indicated Mineral Resource — is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource — is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Intrusion; Intrusive — molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.
ITA — Income Tax Act (Canada).
Lens — a body of ore that is thick in the middle and tapers towards the ends.

LT — long tons.
Mafic — igneous rocks composed mostly of dark, iron and magnesium-rich minerals.
MCF — thousand cubic feet.
MLT — thousands of long tons.
MMCF — millions of cubic feet.
MSTB — thousands of stock tank barrels.
Mesothermal — a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).
Measured Resources — in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.
Metamorphosed Rocks — rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.
Metallurgy — the study of the extractive processes which produce minerals from their host rocks.
Metallurgical Tests — scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are often used as representative samples of the mineralization for this test work.
Mineral — a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.
Mineralization — a natural concentration in rocks or soil of one or more metalliferous minerals.
Mineral Reserve — the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Mineral Resource — a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Muck — ore or rock that has been broken by blasting.
Muskeg — a thick deposit of decayed vegetable matter forming swampy areas.
Natural Gas Liquids or NGLs — primarily consist of propane, butane and condensate.
Net Profit Interest — a phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less the deduction of the equivalent percentage of costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty/ NSR Royalty — a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
Pillar — a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.
Plunge — the vertical angle a linear geological feature makes with the horizontal plane.
Porphyry — any igneous rock in which relatively large crystals are set in a fine-grained groundmass.
Prefeasibility Study — a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
Probable Mineral Reserve — the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven Mineral Reserve — the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Pulp — a mixture of ground ore and water.
Pyrite — an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.
Pyrrhotite — a bronze-colored, often magnetic iron sulphide mineral.
Raise — a vertical or inclined underground working that has been excavated from the bottom upward.
Qualified Person — an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.
Quartz — crystalline silica; often forming veins in fractures and faults within older rocks.
Quartz Monzonite — a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.
Recovery Rate — the percentage of valuable metal in the ore that is recovered by metallurgical treatment.
Refractory — ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.
Resource — a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.
Reverse Circulation Drilling (RC) — a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole percussion bit and returns to the surface outside the drill stem carrying the drill chip samples.

Roasting — to heat a refractory ore to drive off volatile substances or oxidize the ore. The oxidation of the ore liberates the gold.
Sericite — a fine-grained potassium mica found in various metamorphic rocks.
Shear Zone — a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.
Showing — surface occurrence of mineral.
Shrinkage Stoping — any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.
Silification — the insitu alteration of a rock, which involves an increase in the proportion of silica minerals.
Sill — an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.
Specific Gravity — the ratio between the weight of a unit volume of a substance and that of water.
Splay — one of a series of divergent small faults or fractures at the extremities of a major fault.
STB — stock tank barrels equals 34.972 Imperial gallons or 42 U.S. gallons.
Stope — an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.
Stratigraphy — the sequence of bedded rocks in a particular area.
Supergene Effects — the near surface effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.
Synform — a fold whose limbs close downward in strata for which the stratigraphic sequence is unknown.
Tailings Pond — a low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.
Tonne — a metric ton or 2,204 pounds.
Tourmaline — a complex, crystalized silicate containing boron.
Trenching — the process of exploration by which till is removed from a trench cut from the earth’s surface.
Undeveloped Acreage — in reference to oil and gas reserves, means land to which no proven or probable reserves have been assigned.
Unitized — the consolidation of several producing leases into one operating unit; is usually undertaken to enable greater recovery of natural gas, crude oil and liquids because it allows for more economical operations.
Vein — a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.
Volcanics — those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.
Waste — barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waterflood — a method of secondary recovery in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into the well bore of producing wells.
Weighted Average Exercise Price — the average price calculated when the grant price of each employee’s stock option is multiplied by the number of options for each option grant price. The result is summed and the total divided by the sum of the options granted.
Weighted Average Remaining Life — the average remaining life of employee stock options outstanding calculated when the remaining life of each employee’s stock options are multiplied by the number of options for each grant price. The result is summed and the total divided by the sum of the options granted.
Working interest or WI — in reference to oil and gas reserves, means the interest held by Claude in land or wells. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.
Working Interest Reserves — in reference to oil and gas reserves, means the remaining reserves of the property multiplied by the Company’s percentage working interest.

Item 1 Corporate Structure
1.1 Name, Address and Incorporation
Claude Resources Inc. (“Claude” or the “Company”) was incorporated as a private corporation under the Canada Business Corporations Act (the “CBCA”) on March 26, 1980 and was converted to a public company by Articles of Amendment dated September 16, 1980. The Articles of Claude were restated by Restated Articles of Incorporation dated November 14, 1988. Articles of Reorganization dated November 8, 1993 were filed by Claude pursuant to the CBCA, which resulted in all then issued and outstanding 7.5% Convertible Redeemable First Preferred Shares, Series I in the capital of the Company being changed into Common Shares. By Articles of Amendment dated October 23, 1996, the Company’s Articles were amended to give the directors the ability to appoint additional directors to the board, not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders.
During 1998, the Company acquired 100% of the issued and outstanding common shares of Madsen Gold Corp. (“Madsen”) pursuant to a take-over bid offer made by Claude on March 13, 1998 (the “Take-over Offer”).
During 1998, the Company acquired all of the outstanding shares of 3377474 Canada Inc., owner of the mineral property, mill and equipment related to the Tartan Lake gold mine.
Claude amalgamated, effective January 1, 2000, with its subsidiaries Madsen Gold Corp. and 3377474 Canada Inc. The amalgamated Company carries on business under the name Claude Resources Inc. Prior to the amalgamation, Claude dissolved three of its remaining subsidiaries. The subsidiaries dissolved were Centaur Mining Contractors Corp., Jael Explorations Limited (“Jael”) and RSGM Exploration Limited (“RSGM”). Both Jael and RSGM were wholly-owned subsidiaries of Madsen. Following dissolution, the remaining assets of these subsidiaries were transferred to Claude. The amalgamation and dissolutions were intended to reduce the administrative and corporate governance requirements and expense associated with maintaining a number of different corporations.
The registered office of the Company is located at 1500, 410 — 22nd Street East, Saskatoon, Saskatchewan S7K 5T6. Its principal executive office is located at 200, 224 — 4th Avenue South, Saskatoon, Saskatchewan S7K 5M5, Telephone: (306) 668-7505; Facsimile: (306) 668-7500, email: clauderesources@clauderesources.com.
1.2 Subsidiary Corporations
Claude has two subsidiary corporations, 574095 Alberta Ltd., an Alberta corporation and 4158849 Canada Ltd., a federal corporation, both of which are wholly-owned by Claude.
Item 2 General Development of the Business
2.1 Recent History
Recent developments in the Company’s business over the last three completed fiscal years were as follows:
2005: In June, a permit was received to conduct a bulk sample of the Porky West zone. (see “Claude Asset Locations — Seabee Mine – Currie Rose Property”). Approximately 880 metres of decline is planned to the 130 metre level, from which a 5,000 tonne sample will be extracted. At the end of 2005, the ramp had advanced approximately 125 metres with the remainder of the program expected to be completed in 2006. In October, the Company received a permit to conduct a bulk sample of the Santoy 7 zone (see “Claude Assets Locations — Santoy Lake Property”). The Company expects to begin the decline in the first quarter of 2006 and complete the bulk sample extraction during the latter half of the year. The Seabee mill expansion to 1,100 tonnes per day from 550 tonnes per day was largely completed by the end of this year. The expanded mill will accommodate processing of ore expected from satellite deposits within trucking distance of the Seabee mill. (see “Claude Asset Location — Seabee Mine”).

In 2005, Placer delivered its final 2004 exploration report for the Madsen property located near Red Lake, Ontario. (see March 30, 2005 press release “New High Grade Zones Discovered at Madsen” at www.clauderesources.com). The property is located at Madsen, Ontario in the prolific Red Lake gold camp. Placer did not conduct any field exploration on the Madsen property in 2005. By the end of 2004, Placer has spent a total of $8.6 million on the property, $400,000 more than required by the option agreement with Claude. As per the agreement, Placer has until December of 2006 to deliver a positive bankable feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.
2004: The permitting process for two separate bulk sample extractions at the Porky Lake and Santoy Lake properties was initiated during the year; in November, the Board of Directors of Claude approved the expansion (550 to 1100 tpd) of the Seabee mill.
2003: In October, the upgrade of the East Lake Tailings Facility at the Seabee mine was completed; in November, the commissioning of the shaft extension at the Seabee mine to the 600 metre level was completed; in December, the Company was approved for listing on the American Stock Exchange.
Item 3 Description of the Company’s Business
3.1 General
The Company is engaged in the acquisition, exploration, and development of precious metal properties, the acquisition and development of oil and gas properties, the production and marketing of minerals and the production of oil, NGLs and natural gas. The majority of Claude’s mineral properties are in northern Saskatchewan, northern Manitoba and northwestern Ontario. The majority of Claude’s oil and gas properties are in Alberta, with some property interests in southeastern Saskatchewan.
The Company is the sole owner and operator of the Seabee mine, accessed by air and located 125 kilometres northeast of LaRonge, Saskatchewan. This operation has been in production since December 1991, producing more than 706,000 ounces of gold to December 31, 2005.
In 2005, gold sales from the mine were 42,200 ounces compared to 41,200 ounces in 2004 and 50,800 ounces in 2003.
A detailed description of the Seabee mine and the Company’s other mineral properties is found under “3.3 Mineral Properties”.
The Company, through its wholly-owned subsidiary, 574095 Alberta Ltd. (“574095”), owns and administers its oil, NGLs & natural gas property interests in Alberta. These property interests in Alberta are operated by others and combined with oil interests operated by the Company in southeastern Saskatchewan produced 83,000 barrels of oil and NGLs (2004 — 90,900 barrels; 2003 — 91,200 barrels) and 669,000 MCF of natural gas (2004 — 796,000 MCF; 2003 — 800,000 MCF) in 2005.
A detailed description of the Company’s oil and gas properties is found under “3.4 Oil and Gas Activities”.
For the three fiscal years ended December 31, 2005, 2004 and 2003 respectively, gold sales accounted for 67%, 70% and 73% of the Company’s revenues while oil, NGLs and natural gas sales accounted for 33%, 30% and 27% of the Company’s revenues.
Operations are not seasonal as both gold and oil & gas are produced year round. The Company’s products are commodities for which there is an active market and are not differentiated from the products of other competitors. Therefore, the Company conducts no special marketing for its products and its revenue is largely determined by prevailing market prices. The Company’s oil and gas interests in Alberta are operated by others. The Company has no active management in the marketing of the oil and gas produced — in either the Alberta or Saskatchewan properties.
The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company’s competitive position is disclosed in “3.2 Risk Factors”, under “Industry Competition may Hinder Corporate Growth”.
3.2 Risk Factors
An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the Company’s 2005 annual report, the following risk factors should be considered in evaluating the Company.
The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks
The level of profitability of the Company in future years will depend mainly on gold prices, the costs of production at the Seabee mine and whether any of the Company’s exploration stage properties can be brought to production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs on the Company’s mineral properties will establish reserves. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.
The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production.
Non-Operator Status of Alberta Oil and Gas Properties
All of Claude’s oil and gas properties in Alberta operated by others, as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors found in the Company’s oil and gas operations are similar to those found for its gold operations. These include but are not limited to, inherent exploration and operating risks, volatility of crude oil and natural gas prices, fluctuations in the U.S. dollar vs. Canadian dollar exchange rate, environmental regulation and risk, uncertainty of reserve and resource estimates, governmental regulations, competition and insurance risks.
Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability
The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2005, the market price per ounce for gold ranged from a low of U.S. $411 to a high of U.S. $537 with an average price of U.S. $445.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:
1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;

2.	Cause the cessation or deferral of new mining projects;

3.	Decrease the amount of capital available for exploration activities;

4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,

5.	Cause the write-off of an asset whose value is impaired by the low price of gold.
Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.
There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.
Fluctuations in the U.S. Dollar vs Canadian Dollar Exchange Rate Could Negatively Impact Operating Results
The price of gold and oil & gas is denominated in U.S. dollars and, accordingly, the Company’s proceeds from operations from the Seabee mine and its oil and gas properties will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2005, the CDN$/US$ exchange rate ranged from a low of $1.1507 to a high of $1.2704 with an average of $1.2116.
Unfavorable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities
The Company’s exploration operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.
Currently, all of the Company’s properties are subject to the federal laws of Canada, and depending upon the location of the Company’s properties, may be subject to the provincial laws of Manitoba, Saskatchewan, Alberta or Ontario as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.
Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects
In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require obtaining permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas — areas providing for habitat for certain species and other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.
Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability
Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. As well, estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. This risk is mitigated to some extent, by utilizing consultants to annually provide independent assessments of the Company’s estimates. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.
Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests
The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.
There can be no assurance that the Company will generate sufficient revenues from its operations to meet its obligations as they become due or to obtain financing on acceptable terms, if at all.
The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that, after the completion of the bulk samples at the Porky and Santoy properties, a minimum of $2.0 million to $2.5 million is the annual expenditure required to fulfill the Company’s intended exploration programs.
Negative Market Response to Potential Shareholder Dilution Could Impact Share Price and New Equity Issues
As of December 31, 2005, there were employee options outstanding to purchase 2,755,000 common shares and 3,463,316 share purchase warrants outstanding. These options and warrants, if fully exercised, would constitute approximately 7.9% of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth
The Company’s business is intensely competitive, and the Company competes with other mining and oil & gas companies, some of which have greater resources and experiences. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operation and business.
Extreme and Persistent Weather Conditions could cause Operating and Exploration Difficulties
The Seabee mine, certain of the Company’s oil and gas properties and the Company’s exploration properties are all located in the northern portions of either Saskatchewan, Ontario, Manitoba or Alberta. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.
Title to Company Properties could be Challenged with Potential Loss of Ownership
Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties and, to the best of its knowledge, titles to all properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee property, the Company has examined disposition search abstracts from the Saskatchewan Department of Industry and Resources, made inquiries to Saskatchewan Industry and Resources, reviewed lease files at Saskatchewan Industry and Resources, and received confirmation from Saskatchewan Environment.
The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.
Uninsured Risks could Negatively Impact Profitability
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.
Issuance of Flow-Through Securities and the Potential Liabilities Associated with the Failure to Incur Defined Exploration Expenditures within a Certain Time Frame
Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the ITA. Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares on issue.
The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through share agreements entered into during 2005, the Company is required to expend $7.1 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2006. At December 31, 2005, $5.3 million remains to be incurred.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.
In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying exploration expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures. In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.
Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will be able to make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.
Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for U.S. Investors to Effect Service of Process Against the Company
The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiary are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.
Conflicts of Interest
Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. As such, situations may arise where such directors are in a conflict of interest with the Corporation. The Company will resolve any actual conflicts of interest if and when the same arise in accordance with governing legislation regarding conflicts of interest.
3.3 Mineral Properties
The Company’s mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan, Manitoba and Ontario. The Company has assembled the majority of its property portfolio around three areas – the Seabee mine in Saskatchewan, the formerly producing Tartan Lake mine in Manitoba and the formerly producing Madsen mine in Ontario. At each of the three sites, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties clustered around it; either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee mine contains an economic body of ore and is producing gold. The other two properties are at the exploration stage and the mills and equipment are presently shutdown and not in operation.

CLAUDE ASSET LOCATIONS
Except for the Seabee mine, all of the Company’s mining properties are at the exploration stage and do not contain any proven ore bodies. Among the Company’s exploration projects, those within trucking distance of the Seabee mill will receive the majority of the Company’s exploration budget and focus for the foreseeable future.
Seabee Mine
The Seabee mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced more than 706,000 ounces of gold including 42,200 ounces sold in 2005.
     SEABEE PROPERTY

     SEABEE AREA
Property Description and Access
The Seabee mine produces gold from two different but contiguous properties. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100% working interest, subject to a 30% Net Profits Interest, in the surrounding Currie Rose property. After fulfilling the conditions in the option agreement and obtaining a 100% interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999. The leases were renegotiated in June of 2002 and expire in 2025.
The mine is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.
Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.
Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 1,460 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.
The Seabee operation directly supports a workforce of 175 employees with permanent camp facilities. Electrical power is provided by a transmission line to the mine by the provincial power authority.
Property Royalties
The Company has a 100% interest in both the Seabee and Currie Rose properties. However, production from the Currie Rose is subject to a 30% Net Profits Interest (NPI) in favor of Currie Rose Resources Inc. (“Currie Rose Resources”) for the first $1,000,000 of profits received by Claude from the property in a fiscal year, which is reduced to a 25% NPI for any additional profits received by Claude during that fiscal year. Prior to Currie Rose Resources receiving any of the NPI, Claude is entitled to first recover from the NPI the Currie Rose Resources portion of capital, development and operating costs related to the production of that ore. Claude is also entitled to subtract the interest on Currie Rose Resources’ operating costs which is charged at prime plus 1.5% based upon the previous month’s outstanding balance. As at December 31, 2005, the cumulative deficiency of Currie Rose Resources’ share of these capital and operating costs totaled approximately $10.1 million. Since commencing commercial gold production, a total of 597,756 tonnes of ore have been processed from the Currie Rose property, from which a total of 123,169 ounces of gold have been recovered.
In December 2005 the Company sold a production royalty for proceeds of $14.0 million (2004 — sale of production royalty for $7.1 million). As part of this transaction, $14.0 million (2004 — $7.0 million) of the sales price was loaned to a financial institution and has been pledged to secure the Company’s obligations under the royalty agreement. Pursuant to the agreement, the Company received $1.7 million (2004 — $.9 million) in fees and interest including $.9 million (2004 — $.6 million) for the indemnification provided to third parties for any breach of the royalty agreement by the Company and $.8 million (2004 — $.3 million) for interest prepayments. The funds received pursuant to the indemnification have been presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement. The funds received for the interest prepayment in 2005 will be recognized in 2006.
During the terms of the royalty agreements, up to 10 years, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations. In certain circumstances, the Company will have the right to repurchase the royalty interest at no greater than the fair market value thereof at the time of repurchase. The repurchase price will be paid from the balance owing to the Company under the promissory note.
Annual royalties, dependent upon sales volume, will be payable at rates ranging from CDN $3.00 to $46.23 per ounce (2004 — CDN $3.99 to $24.53).
In addition to the royalty, the Company has granted a net profit interest (“NPI”) for the years 2012 — 2015 (2004 — for the years 2011 — 2014). The NPI ranges from 1% to 3% (2004 — 2.5% to 4%) payable only when gold prices exceed CDN $875 (2004 — CDN $800) per ounce. No NPI is payable until the Company recovers its capital invested including reserve and interest charges.
Royalties to the Crown of 5% on the first million ounces of production escalating to 10% thereafter on net operating profits become payable once capital and exploration costs are recovered. At current and anticipated production rates, Crown royalty payments are not expected to be required for several more years. To date, there have been no royalty taxation payments made on this property to the Crown.
History
Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.
The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude Resources Inc. which became the beneficial owner.
After its acquisition of the Seabee property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited. (“Placer”) (subsequently Placer Dome Inc.). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed and 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee property to expire in June 1988 and returned the property to Claude.
After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. The Company engaged Cominco Engineering Services Limited (“Cominco Engineering”) to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August, 1989 and subsequently revised the study in May, 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December, 1991.
Regional and Property Geology
Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped metagabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.
The Seabee property is underlain by the Laonil Lake metagabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.
Mine Details
Construction of the Seabee mine began in 1990. The mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel. The Seabee mine employs approximately 175 workers of whom approximately 105 are on site at any given time, subject to seasonal adjustments. Approximately 80 persons are employed in the mill, maintenance, electrical, catering, surface, diamond drilling and technical services areas, on a two week-in and two week-out rotation. The remaining 95 people are employed in the underground operations, the majority on a 28 day-in and 14 day-out rotation. Camp facilities on site are capable of accommodating 145 people and are supported by a full complement of dining and recreation facilities.
The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Shrinkage or shrinkage stoping refers to any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining. Since ore “swells” when broken (blasted ore increases its occupied volume by approximately 30%), it is necessary to shrink the muck pile a corresponding amount by drawing some of the broken ore out as the stope is advanced upward.

The illustration below describes the general approach to shrinkage stoping:
The zones currently being mined are accessed by a 3.4 by 4.5 metre ramp to the 790 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth and the 161 and 162 structures on the 325 thru 850 levels. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with an extension commissioned in November, 2003), provides ore and waste transport to surface from as deep as the 700 metre level. Approximately 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill. The mill process consists of a three stage crushing circuit, a two stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.
The following table details the operations data of the Seabee mine for the last 5 years:
Seabee Mine Operating Data

	2005	2004	2003	2002	2001

Ore Mined	228,900	144,400	189,200	211,900	186,600
Ore Milled (tonnes)	236,400	186,900	208,900	201,900	274,800
Grade processed (grams per tonne)	6.32	7.15	7.95	6.59	6.13
Mill Recoveries (%)	92.9	95.2	94.7	93.7	88.8
Gold Sales (ounces)	42,200	41,200	50,800	41,500	46,300
Cash Cost (US$/ounce)*	358	$297	$253	$246	$221

*	The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee mine, before depreciation and depletion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs. A reconciliation of the cash costs in the above table is provided below:
Consolidated Total Cash Costs
Per Gold Ounce Sold
Years ended December 31,

	2005	2004	2003	2002	2001
	U.S. Dollar

Direct mining cost	$358	$297	$253	$246	$221
Other	—	—	—	—	—

Cash operating costs	$358	$297	$253	$246	$221

Less: Royalties	—	—	—	—	—

Total cash costs	$358	$297	$253	$246	$221

Gold ounces sold	42,200	41,200	50,800	41,500	46,300
Mine operating costs
(U.S. $ millions)	$15.1	$12.2	$12.8	$10.3	$10.2
(CDN $ millions)	$18.3	$15.9	$18.0	$16.1	$15.8
Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.
Since commencement of production in 1991, the mill has processed more than 2.9 million tonnes of ore at an average head grade of 8.05 grams per tonne producing 706,382 ounces of gold to December 31, 2005.
Seabee mine — Currie Rose Property
Claude’s 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee property with most of the ground under disposition lying to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources, a non-affiliated public company traded on the TSX Venture Exchange. The Company has earned a 100% interest in the Currie Rose property subject to a 30% Net Profits Interest (NPI) in favour of Currie Rose Resources. See “Property Royalties” on page 20, for further detail.
Geology
The geology of Currie Rose property is similar to that observed in the previously described Seabee mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values. As reported above, gold-bearing shears traverse this sequence. The West Porky discovery indicated that gold does occur in concentrations sufficient to warrant follow-up. See “Recent Exploration Results” on page 26, for further detail.
Property History
The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer Development Limited. Placer Development Limited and

its successor company Placer Dome Inc. (“Placer Dome”) were the exploration operators from 1984 to 1990. Approximately $2.6 million was spent on various exploration activities on the property.
Placer Dome’s option on the property expired in 1991 with Currie Rose Resources regaining a 100% interest. No exploration work was conducted until 1994 when Claude entered into the option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 zone which was adjacent to the western boundary of the Seabee property claims.
In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee property’s western boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that require follow-up drilling.
The 2000 work program included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.
In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.
In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee mine. The Porky Main and West zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter. The Porky Lake drilling resulted in the discovery of the Porky West zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres. Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.
Drilling in 2003 on the Porky West zone had as its goal, the delineation of this mineralized structure to depth and along strike. The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone. An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west. This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone. Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously imagined with greater continuity of the associated sulfide phases.
Drilling in 2004 in the Porky Main zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams per tonne in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 grams per tonne in the Inferred Mineral Resource category. This resource estimation was done using the sectional method, with a 3.0 grams per tonne cut-off grade and a 42.5 grams per tonne cutting factor.
The Porky West zone is located approximately 1.5 kilometres northwest of the Porky Main zone, in the Northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West zone, also on a grid of approximately 25 by 25 metres. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.
A 6.8 kilometre all-weather road has been constructed between the Porky West zone and the Seabee mill.
In addition to the delineation drills in the Main and West zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams per tonne. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 grams per tonne over 6.3 metres.
The core from this program was logged and split at the Company’s core logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by Chemex Labs of Vancouver. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.
Recent Exploration Results
Claude continued to aggressively explore the Porky Lake area for gold deposits in 2005. Permission to conduct bulk sampling of the Porky West zone was granted in early June. Physical work began at the site with the collaring of the portal and driving about 125 metres of 3.5 metre high by 4.0 metre wide, decline ramp with a minus 15 percent slope.
Approximately 880 metres of decline is planned to the 130 metre level from which a 5,000 tonne sample will be extracted to confirm grade, continuity and metallurgy of the gold mineralization. To date, the West zone has an estimated indicated resource of 90,000 tonnes grading 7.33 grams per tonne and an estimated inferred resource of 130,000 tonnes grading 5.00 grams per tonne. At the end of 2005, the tunnel had advanced approximately 125 metres. The remainder of the program will be completed in 2006. A 5,000 tonne sample will be test mined and about 5,000 tonnes of the sample will be processed in the Seabee plant. The underground bulk sampling program is underway to confirm grade, continuity and metallurgy of the gold mineralization. Pending positive results of the bulk sampling, Claude will mine the Porky West deposit in 2007.
Seabee Mine Reserves
Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were prepared by A.C.A. Howe. Since the original estimates in 1998, A.C.A. Howe visits the mine annually and receives all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviews the reserve estimates developed by the Company’s own mining staff.
A.C.A. Howe’s methodology for estimating mineral reserves and resources is an interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars that will not be extracted within a 12 month period. Surface drill core sample assays intersections are cut to a statistically determined 75 grams per tonne, with underground drill core intersections and chip sample assays in stopes and development headings being cut to 50 grams per tonne.
Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by horizontal sill mining and projected to no more than one mine level to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by sill mining and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually less than 25 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves.
A block cut off grade of 4.10 grams per tonne is applied to reserves. This is the current break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 4.10 grams per tonne, it is stockpiled for blending. Similarly, ore grading higher than 4.10 grams per tonne that is already broken will be hauled and processed.
The walls and back of the stopes at the mine are supported by rock bolts to minimize external dilution, which is currently estimated to average 10% at zero grade.
A remotely-operated scooptram is used to retrieve the residual in-stope ore that is trapped between the drawpoints, keeping mining losses to an estimated 3%.
Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.
All samples at the Seabee mine are assayed on site in a fire assay gold laboratory. Sample size is 30 grams (one assay tonne). Surface and underground drill core is assayed in-house. Underground drill and chip samples are assayed on a daily basis and checked by internal standards, though currently there are no external checks. The accuracy of the assaying at the mine is confirmed by bullion production.
As reported by Daniel C. Leroux, B.SC., P.Geo. of A.C.A. Howe in his report dated February 1st, 2006, the Proven and Probable Reserves at the Seabee mine and the Currie Rose Sector are as follows:
Unbroken Ore Reserves as of February 1, 2006

	tonnes	g/t	ounces

Seabee Sector
Proven Mineral Reserves	173,800	7.46	41,700
Probable Mineral Reserves	280,200	7.01	63,200

Currie Rose Sector
Proven Mineral Reserves	38,000	8.05	9,800
Probable Mineral Reserves	17,500	7.97	4,500

less 3% stope loss (both sectors)	(15,000)	7.27	(3,500)
Subtotal — Unbroken Reserves	494,500	7.27	115,700

Broken Ore Reserves (Development muck)

Seabee Sector	89,500	5.92	17,000
Currie Rose Sector	17,100	5.62	3,100
Subtotal — Broken Ore Reserves	106,600	5.87	20,100

Surface stockpile	800	7.16	200

Low Grade Broken Ore Reserves
Underground	65,300	3.05	6,400
Surface	17,200	3.34	1,800
Subtotal — Low Grade Broken Ore Reserves	82,500	3.11	8,200

Total Proven, Probable and Broken Reserves (diluted)	684,400	6.55	144,200

For the above table of reserves, the following mining and economic factors have been applied:
(a)	A block cut-off grade of 4.10 grams per tonne is applied to resources. This is the break-even grade at a gold price of U.S.$450 following the application of dilution, mining losses and mill recovery;

(b)	External dilution is estimated to average 10% at zero grade;

(c)	Average mining losses are around 3%;

(d)	A Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide rich zones.
The following table details the Seabee mine’s total Mineral Reserves for the last three fiscal years as calculated by A.C.A. Howe using a long-term gold price of U.S. $450 per ounce in 2005, U.S. $450 per ounce in 2004 and U.S. $375 per ounce in 2003:

		2005			2004			2003
	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces
Proven	395,600	6.18	78,600	400,500	6.37	82,000	187,400	7.72	46,500
Probable	288,800	7.07	65,600	332,200	7.53	80,400	487,300	7.39	115,800

Total Mineable Reserves	684,400	6.55	144,200	732,700	6.89	162,400	674,700	7.48	162,300
Inferred Mineral Resources (1)	1,499,700	8.86	427,200	1,406,200	8.16	368,900	1,987,000	8.45	539,800

(1)	Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.
Seabee/Currie Rose Future Work Programs
Mine production during 2005 originated from the 2b and 2c sections of the mine between the 500 metre and 600 metre levels. The Company developed these levels as well as the 161 and 162 zones at the 395 to 495 levels. Both are new structures. During 2006, mining will continue to focus on the 2b and 2c sections, on the 550 level thru 730 levels, as well as on the 161 and 162 structures. Seabee will continue to operate under a three year mine plan which will focus on the 2b and 2c zones at depth and laterally to the east. Further, the Company will re-access the 2d zone in the western portion of the mine, between the 60 metre level to 290 metre level.
A $4 million capital project to double the Seabee mine milling capacity to 1,100 tonnes per day will be completed early in 2006. The increased mill capacity is intended to lessen the impact of grade variations at the mine as well as provide for potential throughput from satellite gold deposits at Porky Lake and Santoy Lake.
Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose, in addition to known veins not yet mined. Delineation drilling of the 2b zone between the 630 and 780 metre levels proved successful in replacing reserves mined out during the year with a modest decrease in proven reserve grade. The Company plans to significantly increase underground exploration drilling, both at depth, as well as testing possible strike length extensions to the west and east. Delineation drilling on the main 2c and 2b zones at depth, as well as westerly extensions on the 162 zone, previously undefined, will also continue, as these areas are considered highly prospective for additional reserves. An additional exploration drill chamber has been planned to test the formerly producing structures in the 5-1 mine, below the lowest mining level to a depth of 1,000 metres.
Exploration will continue to focus on Porky Lake with exploration drilling of approximately 2,000 metres planned to follow the mafic volcanic-feldspathic arenite contact to the northeast and northwest around the Porky Lake anticline. Delineation drilling of approximately 3,000 metres will follow if these exploratory holes return positive results.
Santoy Lake Property
In 1998, work crews conducted basic prospecting and mapping and discovered several new veins. In the first quarter of 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject an ongoing exploration program with two significant deposits (Santoy 7 and Santoy 8 & 8 East) outlined in 2004/2005.
The Santoy Lake property is a 11,400 acre (4,566 hectares) claim group located adjacent to the Claude/Currie Rose property, approximately 11.5 kilometres east of the Company’s operating Seabee mine. Claude holds a 100% interest in the property subject to a 5% NPI. There are no underlying royalties. Access to the property is presently via air from La Ronge or via the Company’s winter exploration ice road from the Seabee mine. Claude is constructing an all weather road between the Seabee Mine and the Santoy deposits. The Company received permission to cross a small creek, about one-third of the way between Seabee and the Santoy properties, from the Federal regulators at the onset of winter in 2005. The bridge and all weather road should be completed in 2006.
Recent Exploration Results
The 2004 and 2005 drilling programs concentrated on Santoy 6, 7 and 8 zones. Seven gold zones had been discovered on the Santoy property during the Company’s previous prospecting programs, with the 7 and 8 zones looking the most promising.
In 2004, there were 5 holes drilled in zone 6 (598 metres), 48 holes in zone 7 (6,164 metres) and 21 holes (2,797 metres) drilled in zone 8.
The 2005 program in the Santoy area was devoted to the 8 and 8 East zones. Sixty-eight diamond drill holes totaling approximately 15,296 metres were drilled. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.
Mineralization in the zones is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. It has been confirmed that the Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone is open at depth. Mineralized sections of this zone range in thickness from 1.5 to 30 metres. It is likely that the 8 zone and the adjacent 150 metre long, 100 metre wide 8 east zone are interconnected. Both zones are still open and more drilling will be conducted during the winter season of 2006 to establish the dip and strike extents.
The Santoy 7 zone and 8 and 8 East zones deposits are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. The 7 zone is an isolated deposit about 400 metres long and 40 to 60 metres wide, situated at the north end of the trend. The 8 and 8 East zones start about 2.5 kilometres south of the 7 zone, and extend for at least 2,000 metres further south. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. Gold-bearing chlorite quartz veins 1 to 7 metres thick were routinely intercepted in the holes drilled in the 7 and 8 zones. In addition, a number of holes drilled between the 7 and 8 zones also intercepted sporadic high-grade gold values.
Delineation of the structures in the Santoy property is still in the early stages, but focused drilling on Zone 7 has proven adequate for a preliminary resource estimation, again by the sectional method using a 3.0 grams per tonne cut-off grade and a 30.0 grams per tonne cutting factor, to have an Indicated Mineral Resource of 190,000 tonnes grading 8.42 grams per tonne and an additional 10,000 tonnes grading 10.0 grams per tonne in the Inferred Mineral Resource category. Permit applications for an all-weather access road and bulk sampling were submitted to the government in 2005. Permitting was granted to bulk sample the 7 zone in the third quarter of 2005, with physical work starting in February of 2006. As with the Porky West deposit, a 5,000 tonne bulk sample will be excavated and processed in the Seabee plant.
The core from this program was logged and split at the Company’s core logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by Chemex Labs of Vancouver. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.
Santoy Lake Property Future Work Programs
During 2006, it is planned to bulk sample the Santoy 7 zone. If bulk sampling indicates a viable operation, Claude will endeavor to have the deposit permitted as a Seabee satellite operation. All processing and subsequent waste management will be done at the Seabee site.
Claude plans to continue the delineation drilling at the Santoy 8 and 8 East zones deposits. Mine permitting work, floral, fauna, aquatic and heritage studies is expected to be completed in 2006.

The following table outlines the more than 1.5 million tonnes of resources added to Claude’s resource inventory in the area beyond the Seabee mine:
     Resource Summary, Porky lake and Santoy Areas

	Indicated	g/t	Inferred	g/t
Porky West	90,000	7. 33	130,000	5.00
Porky Main	160,000	7.50	70,000	10.40
Santoy 7	190,000	8.42	10,000	10.00
Santoy 8 and 8E			910,000	8.70 (6.1 cut to 30 g/t)
TOTALS	440,000	7.86	1,120,000	7.04
Madsen Properties
The Madsen properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,047 hectares) located in the Red Lake Mining District of northwestern Ontario.
The properties are the:
•	Buffalo property;

•	Starratt-Olsen property;

•	Aiken-Russett property;

•	Redaurum property;

•	Hagar Option property; and,

•	Madsen property.
The above properties are collectively referred to as the “Madsen properties”. Included on the southwestern part of the Madsen properties is the Madsen gold mine and mill, currently on care and maintenance. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.
Claude and Placer Dome signed an option agreement (the “Placer Dome Option Agreement”) on the Madsen properties dated December 15, 2000. The option allows Placer Dome to earn a 55% working interest in the Madsen property, Starratt-Olsen property, Aiken-Russet property and Hager Option property by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Placer Dome Option Agreement. The Placer Dome Option Agreement was amended effective January 1, 2002 whereby Placer Dome now has until December 15, 2006 to earn the 55% working interest in the Madsen property under the same terms and conditions as described above. The Company does not incur any costs in maintaining the agreement.
The Redaurum property is covered by a separate agreement in which Placer Dome can earn a 50% working interest in that property from its majority interest holder, Sabina Resources Limited (“Sabina”). Should Placer Dome successfully earn-in to the Redaurum option agreement, Claude’s interest will increase from 20% to 25%.
The Buffalo property is not included in the Placer Dome Option Agreement. Placer Dome could have abandoned the option at any time, after spending $1.2 million. Upon Placer Dome fulfilling its obligations in respect of the option phase, Placer Dome and Claude will be deemed to have formed a joint venture with interests of 55% and 45%, respectively. At Claude’s election, Placer Dome may earn an additional 5% of the project by funding Claude’s share of infrastructure costs associated with any mine development on the property. Under the Placer Dome Option Agreement, Claude’s interests cannot be reduced below 40%.
The Company considers the Madsen properties to be an advanced exploration stage project. Although the Madsen mine is a former gold producer, the Company has not to date conducted enough exploration or prepared a feasibility study to determine if the Madsen properties contain any economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access
The Madsen properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen mine.
     MADSEN PROPERTIES
How Acquired
Claude acquired the Madsen mine and the other properties comprising the Madsen properties through the takeover of Madsen Gold Corp., then a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Property	Claude’s Ownership Percentage

Madsen mine	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.

Starratt-Olsen	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.

Aiken-Russett	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.
The property is also subject to a 2% net smelter return royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.

Hagar Option	100%, subject to Placer Dome’s right to earn a 55% interest under the Placer Dome Option Agreement.

Redaurum	20%, with the right to an additional 5% if Placer Dome fulfills its exploration expenditure requirements as outlined in the Redaurum option agreement among Placer Dome, Claude and Sabina. The additional 5% will be granted to Claude by Sabina in return for Claude waiving its first right of refusal. The property is subject to a 0.4% NSR in favor of Redaurum Limited.

Buffalo	100%.
Regional and Property Geology
The Red Lake District is situated at the western end of the Archean Uchi Subprovince which comprises a series of metasedimentary and metavolcanic rocks essentially surrounded by granitic and gneissose rocks. Several volcanic cycles have been distinguished in the area, evolving from ultramafic, through mafic and intermediate phases to a felsic cycle with abundant clastic and chemical metasediments. The rocks trend northeast and are affected by regional and local scale folding accompanied by restricted zones of intense shearing.
The Madsen mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh “tuffs”. These tuffs are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin tuff. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.
The McVeigh tuff contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin tuff) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.
High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (No. 8 zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

History and Previous Work
The Madsen property was originally owned by Madsen Red Lake Gold Mines Ltd. (“Madsen Red Lake”). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last five years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.6 million ounces of gold.
In 1974, the mine was acquired by Bulora Corporation Ltd. (“Bulora”). Bulora continued production until June 1976 when the mine was closed due to a lack of new development and millfeed. The operation was petitioned into bankruptcy and was purchased from Bulora’s trustee by Madsen-Rowland Mines Ltd. (“Madsen-Rowland”). Noranda Exploration Limited (“Noranda”) optioned the property from Madsen-Rowland. Noranda re-estimated the now flooded mine’s reserves and conducted a limited surface drill program before allowing their option to expire.
In 1988, Madsen Gold Corp. acquired the Madsen property from Madsen-Rowland. Madsen acquired the adjacent Buffalo property in the prior year. Subsequent to these acquisitions, Madsen acquired interests in the other Madsen properties referred to previously.
Madsen initiated a nine hole surface drill program totaling approximately 1,200 metres to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise. A second surface drill program totaling 1,310 metres was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.
In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers (“WGM”) to check the ore reserves at the Madsen mine. A subsequent review was carried out in December 1996 by Micon International Inc. (“Micon”).
Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occurred as predicted from detailed drilling; however, the development muck passed to the mill included 50% or more dilution.
Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen mine was not brought back into commercial production. The Madsen mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves at the Madsen mine.
In order to provide additional mill feed, Claude had commenced a surface exploration program on a largely untested section of the parallel McVeigh structure and based on encouraging drill results, established a portal and ramp to access the McVeigh mineralized system in October of 1998. While Claude was successful in discovering and developing mineralized shoots in the upper two levels of the McVeigh zone, it was not enough to provide economic feedstock for the mill at that time.

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s Mineral Resource estimates. Working with mine personnel, A.C.A. Howe completed a Mineral Reserve/Resource review for the Madsen mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.
After optioning the properties from Claude, Placer Dome initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen mine and to test a segment of the up-plunge projection of the high grade No. 8 zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.
In 2002, Placer Dome’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen mine. Placer Dome geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling. Placer Dome interprets this group of targets to the north of the Madsen mine as lateral or stratigraphic equivalents of the high grade No. 8 zone. Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers). As reported in a March, 2003 press release, Placer Dome intersected high grade gold values over narrow widths with this drilling.
In 2003, Placer Dome drilled 49 holes totaling 29,047 metres on six targets in the Madsen area. Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the ‘Treasure Box’. Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres. Infill drilled on 50-metre centers, the vein swarm showed good continuity.
Recent Exploration Results
During the first half of 2004, Placer Dome concentrated its efforts in the Russet North area, drilling 27 holes for a total of 5,012 metres. Key activities included infill drilling of the “Treasure Box” and reconnaissance drilling of a similar structure 1,000 metres to the southwest called “Anomaly 2”. Both of these targets appear associated with mafic/ultramafic contacts occurring as swarms of high-grade, narrow quartz-tourmaline veinlets. Concurrent with this drilling, Placer geologists continued to develop the Datamine 3D model for the Madsen property. This modelling identified 19 separate targets requiring follow-up.
During the second half of 2004, Placer Dome drilled 14 holes totalling 5,315 metres. The primary target was the “Fork” area, approximately one kilometre southwest of the Madsen mine. Drilling of this target resulted in the discovery of three new mineralized zones that appear visually similar to the 8 zone. Intersected at shallow depths, these zones are interpreted to be the upper portions of a high-grade mineralized system.
Planned Exploration
By year-end of 2004, Placer Dome has met its exploration expenditure requirement of $8.2 million for the Madsen property. Placer Dome’s remaining obligation to vest in the Madsen Joint Venture is to deliver a bankable feasibility study by year-end 2006.
Mine Details
Madsen purchased the 750 tonne per day Dona Lake mill, including the semi-autogenous grinding and carbon-in-pulp circuits, from Placer Dome in 1994. In 1996, Madsen transported the various modules to Red Lake and erected the mill on a new site immediately south of the Madsen headframe.
The mill consists of a single stage crushing circuit and a two stage grinding circuit, which is then followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit which is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in an induction furnace. Ontario Hydro supplies power via overhead lines at 44KV to a step-down transformer on the Madsen property.

Tartan Lake Property
Tartan Lake is a 6,675 acre property located in northwestern Manitoba about 12 kilometres northeast of Flin Flon. The property consists of 20 claims, three quarry leases and contains the Tartan Lake mine, a former gold operation that produced 48,000 ounces of gold before production was suspended in 1989.
The property also contains a mill and tailings pond. Although the mill and equipment are currently mothballed, the tailings pond is fully permitted. Since the property is located in close proximity to Claude’s Amisk-Laural properties, the present mill could be refurbished and used to process ore transported from Amisk Lake or other properties nearby.
How Acquired
In 1998, Claude acquired the property, mill and equipment at Tartan Lake from Vista Gold Corp, an arms-length public company, in exchange for 999,444 common shares of Claude. The acquisition included a 440 tonne per day mill, mining equipment and related parts, all related mine operating infrastructure, a permitted tailings pond and 6,675 acres of mineral and land leases in the area. Claude owns 100% of the property and there are no underlying royalties.
Location and Access
Access to the property is via road from Flin Flon, approximately 12 kilometres southwest of the property.
     TARTAN LAKE PROPERTY LOCATION
Regional and Property Geology
The Tartan Lake deposit is a mesothermal lode gold deposit of Aphebian age. The region is underlain by the Tartan Lake Gabbroic Complex. The mineralization on the property occurs within quartz-tourmaline veins hosted by a gabbroic complex in contact with intermediate to mafic volcanic rocks of the Amisk group. The mineralizing system is dominated by early quartz-tourmaline veins that have been reactivated by a subsequent shearing event with attendant offset and quartz flooding. Mineralization in these zones is associated with shear zones transecting the

Tartan Lake Gabbroic Complex and all have some outcrop exposure. Gold appears to be focused near the intersection of crosscutting vein sets.
Exploration History
Gold was first discovered in the Tartan Lake area in 1931. Between 1931 and 1947, previous operators completed several trenches and drill holes on what are now referred to as the South, West Baseline, East Baseline and Ruby Lake zones/showings. The Main zone, which is the largest deposit discovered on the property to date, was discovered by Granges Inc. in 1984 by drilling a VLF conductor.
The deposit was brought into production by Granges Inc. in 1987. A decline was driven to the 315 metre level between the Main zone and the South zone, providing access to both. A drift was started to access the Southeast zone but was stopped 75 metres from the zone due to the suspension of mining. Ore was mined using undercut-and-fill and cut-and-fill methods, and hauled to surface by trucks and stockpiled for milling with equipment on site.
The mine produced 48,000 ounces of gold during its 2.5 years of operation. All underground workings such as ventilation, electrical and pumping systems were removed and the workings were allowed to flood in 1993, but sporadic exploration continued from surface in an attempt to define additional mineable reserves. The Southeast zone was discovered under Tartan Lake and, in 1995, drill testing discovered the West zone.
Recent Exploration Results
In July of 1998, an exploration crew employed by Claude visited the Tartan Lake minesite and remapped the host structures observed on surface. This program focused on the structural setting and style of mineralization. In 2002, field crews selectively mapped and explored for lode structures near the minesite. In 2003, mapping crews traced a strong shear system west of the mine workings for over one kilometre of strike length. Follow-up diamond drilling confirmed the presence of strong shearing to the west and produced an encouraging intersection from the West zone. In 2004, permitting was granted to dewater the mine to the 280-metre level at which a diamond drill station will be established. From this location, the Company began a 4,500-metre drill program to evaluate the West zone. This program has been halted pending further review.
Two holes were drilled in 2005 for a total of about 860 meters of core, to test the western extension of the main, west, and south zones. A 2.70 metre wide intersection with 11.3 grams per tonne of gold was encountered in a weakly sheared and silicified zone in the first hole, and weak tourmaline-quartz-carbonate altered andesite with elevated gold values were intersected from the second hole. The drilling activity was suspended until February 2006, due to weather conditions.
Amisk-Laural Property
The Amisk-Laural property, totaling 12,100 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba. The property consists of 85 mineral dispositions in the Amisk Lake area. Through an option agreement with property owners Husky Energy Inc. (“Husky”) and Cameco Corporation (“Cameco”), Claude has earned a 35% participatory interest in the property and can earn up to a 70% interest in the property. Some of the mineral dispositions have immaterial Net Profits Interest royalties.
The property is at the exploration stage and is currently without economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.
Location and Access
The property lies within Saskatchewan near the border with Manitoba. The nearest town is Flin Flon, Manitoba, which is approximately 20 kilometres to the northeast. Access is via bush plane from La Ronge or by road from La Ronge or Flin Flon through a series of paved and gravel roads.

     AMISK/TARTAN LOCATION
How Acquired
Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the “Amisk Joint Venture”) was established to prospect for and locate minerals within the Amisk-Laural property. Each of Husky and Cameco had a 50% participating interest in the Amisk Joint Venture.
In October of 1995, Claude entered into an option agreement (the “Amisk Lake Option Agreement”) with Husky and Cameco, whereby it may earn and acquire a 35% participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999 and an additional 35% participating interest by spending a further $14.0 million by October, 2005, or by bringing the property into commercial production within three months after October, 2005. At any time after Claude has earned its initial 35% participating interest, it may present a feasibility study to Cameco and Husky that will become an “Approved Development Program” upon its approval by Cameco and Husky. Upon such approval, each of Cameco and Husky must elect to participate in the project and repurchase a 5% interest in the property at a predetermined price of $2,357,500 or sell its 15% interest to Claude for $800,000.
To date, Claude has spent approximately $3.4 million on this property and thereby has qualified to receive an initial 35% participating interest under the Amisk Lake Option Agreement. Further expenditures on this project are contingent upon successful renegotiation of the aforementioned option agreement with Cameco and Husky. At this stage, the Company has initiated the process to participate in the Amisk Joint Venture.
Regional and Property Geology
The Amisk-Laural property area lies within the Laural Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.
Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.
Previous Exploration History
Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laural Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.
In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that requires follow-up.
Recent Exploration Results
In 2001, work programs on the Amisk-Laural property focused on meeting assessment requirements as part of the option agreement obligations. In 2002, field crews mapped and resampled the margins of the Laural Lake rhyolite dome. The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins. The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laural Lake zone on Hyslin Bay.
Late in 2002, the Company initiated discussions with Cameco on the status and future direction of the Amisk/Laural Lake project. The narrow discontinuous nature of the stockwork veins recorded during the summer of 2002 effectively undermined the Company’s confidence in the deposit’s mineral resource. Similar continuity problems were reported during Cameco’s bulk sampling program in 1989. With the integrity of the underlying resources in question, Claude’s management deems it prudent to revisit the earn-in schedule of the option agreement. The Company’s options include triggering the joint venture and/or renegotiating the option under terms that more accurately reflect the property value.
There was no field work done in 2003, 2004 or 2005. Claude is presently reviewing the resources outlined to date on the property.
Jojay Property
The Jojay property is located approximately 120 kilometres northeast of La Ronge, Saskatchewan. The property is eight kilometres north of the Jolu mill and 15 kilometres north of Provincial Road 102 and is therefore easily accessible. The property hosts a historic Mineral Resource of 280,000 tonnes grading 8.9 grams per tonne Au (Colborne, 1986). Two thirds of this total is in the inferred category.
Gold mineralization at Jojay is associated with disseminated sulfides and is hosted by siliceous interlayers within a volcano-sedimentary sequence. The mineralized zone is interpreted to occur within a faulted and failed ancient caldera-collapse structure. The numerous interpreted fault offsets offer the possibility of structural repetitions of the mineralized zone.
In 2004, permanent road access to the property was completed which would enable a drill program to be initiated in 2005.
Claude, and joint venture partner Wescan Goldfields Inc., completed a seven hole, 1,219 metre drill program on the Jojay deposit in the La Ronge gold belt in 2005. Claude has a 75% interest in the joint venture and Wescan Goldfields has a 25% interest in the joint venture.

This program had confirmed the strong gold mineralization in several zones with a best intersection of 10.52 grams per tonne gold over 4.84 m (true width) from the “Red Zone”. The property is currently being evaluated and may be the subject of additional drilling in 2006.
Other Mineral Properties
The Company currently holds interests in several other exploration properties located in northern Saskatchewan. The majority of these properties are in close proximity to the Company’s core properties around the Seabee and Amisk properties. The Company considers these properties to be secondary to those described above and has planned little or no expenditures on these properties in the foreseeable future. None of these properties contain any known economic body of ore. As the properties remain in good standing, management intends to retain their interest and will re-evaluate their exploration plans for them as market conditions warrant and as funds become available.
3.4 Oil and Gas Activities
Claude produces crude oil, NGLs, and natural gas from properties situated in Alberta and Saskatchewan. Alberta properties represent 93% of Claude’s gross oil and NGLs reserves (90% of net reserves) and 90% of total production. Saskatchewan properties represent 7% of Claude’s gross oil reserves (10% of net reserves) and 10% of total production. Alberta properties represent 100% of Claude’s natural gas reserves and production. The Company’s Alberta oil and gas properties are operated by others.
Property Descriptions
The following are descriptions of the most significant oil and gas properties in which Claude has an interest:
Edson, Alberta
The Company holds a 7.8921168% interest in the Edson Gas Unit No. 1 and a 7.1808666% interest in the Edson Gas Plant. The unit covers about five townships 125 kilometres northwest of Calgary, Alberta.

The production comes from the Elkton and Shunda formations at a depth of 10,000 feet. Production commenced in April, 1963 and contains 69 wells (5.45 net wells) of which 61 (4.81 net wells) have produced in recent months. The Edson Gas Unit No. 1 is operated by Talisman Energy Inc. The Edson Unit reserves represent more than 94% of the Company’s proved natural gas reserves.
Production for the year ending December 31, 2005 averaged approximately 1,711 MCF of natural gas per day.
Nipisi Gilwood Unit No. 1, Alberta
The Company holds a 2.73003% interest in the Nipisi Gilwood Unit No. 1 (the “Nipisi Unit”) located 110 kilometres northwest of Edmonton, Alberta. The unit is an oil field operated by Canada Natural Resources Limited. The Nipisi Unit reserves represent nearly 70% of the Company’s proved oil and NGLs reserves.
The Nipisi Unit began oil production in 1965 and by 1967 the unit area was developed on about 320 acres well spacing with 134 wells within the unit area. A waterflood was implemented in January 1969. An in-fill drilling program with the goal to reduce the well spacing from 320 acres to 160 acres with a new flood scheme was initiated in 1983. Three of the four stages of this program were initiated by 1988 but there are no current plans to implement the fourth stage. In 1997, the operator initiated a new project to improve field efficiencies by drilling new in-fill wells and converting certain producing wells to injection wells. The Nipisi Unit contains 395 wells (10.75 net wells) of which 181 (4.70 net wells) have recently produced.
Production for the year ending December 31, 2005 averaged approximately 140 barrels of crude oil per day (including natural gas liquids). Oil is produced from the Gilwood sandstone at an approximate depth of 5,600 feet. Production is currently achieved by primary, secondary and tertiary methods.
Gainsborough, Saskatchewan
Claude has a 75% interest in six producing vertical oil wells in the Gainsborough area of southeastern Saskatchewan (the “Gainsborough Property”) and two former producing wells that have been converted to injector wells. Oil production comes from two zones in the Frobisher/Alida formation at a depth of 3,500 feet.
During 1996, Claude together with the other partners in the Gainsborough Property, entered into a Farm-in Letter Agreement with Provident Energy Ltd. (“Provident”) whereby Provident was granted the right to earn a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. In order to earn its interest, Provident was required to complete a horizontal test well on the Gainsborough Property. Provident fulfilled its obligations and earned a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. Subsequently, Provident drilled an additional four horizontal (three are currently producing) wells in which Claude owns a 33.75 percent working interest. A fourth horizontal well was successfully drilled towards the end of 2004.
Production
The following table lists Claude’s total oil, NGLs and natural gas production for the last 3 fiscal years:

	Average Oil	Total Oil	Average Gas	Total Gas
	Production	Production	Production	Production
Year	(Barrels Per Day)	(Barrels)	(MMCF per Day)	(MMCF)
2005	227	83,000	1.83	669
2004	249	90,900	2.18	796
2003	250	91,200	2.19	800
Annual Economic Evaluation Reports of Claude’s oil and gas interests in Alberta and Saskatchewan have been prepared by Sproule Associates Limited., Calgary, Alberta. The most recent Economic Evaluations are effective December 31, 2005, with a preparation date of March 13, 2006. Disclosure using criteria defined in National

Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) is provided below. In accordance with the requirements of NI 51-101, the Report on Reserves by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Reserves Data and Other Information in Form 51-101F3 are attached as Schedules A and B hereto, respectively.
The following definitions form the basis of the classification of reserves and values presented. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM (“CIM”), incorporated in the Society of Petroleum Evaluation Engineers (“SPEE”) Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and specified by NI 51-101.
The United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that an issuer has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves (each as defined in NI 51-101 and described below), and to disclose reserves and production on a “gross” basis before deducting royalties. Probable Reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than Proved Reserves. Claude has prepared this Annual Information Form in accordance with Canadian disclosure requirements, and as a result, Claude has disclosed reserves designated as “Probable Reserves” and “Proved plus Probable Reserves”. The SEC’s guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. Moreover, Claude has determined and disclosed estimated future net revenue from its reserves using both constant and forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.
Reserves
Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:
•	analysis of drilling, geological, geophysical and engineering data;

•	the use of established technology;

•	specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed; and

•	a remaining reserve life of 50 years.
Reserves are classified according to the degree of certainty associated with the estimates.
Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves. Possible reserves have not been considered in this document.
Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories may be divided into developed or undeveloped categories.
Developed Reserves
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing.
Developed Producing Reserves
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been in production, and the date of resumption of production must be known with reasonable certainty.
Developed Non-Producing Reserves
Developed non-producing reserves are those reserves that either have not been in production, or have previously been in production, but are shut in, and the date of resumption of production is unknown.
Undeveloped Reserves
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification to which they are assigned.
In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.
Levels of Certainty for Reported Reserves
The qualitative certainty levels contained in the proved, probable and possible definitions are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.
Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:
There is a 90% probability that at least the estimated proved reserves will be recovered.
There is a 50% probability that the sum of the estimated proved reserves plus probable reserves will be recovered.
A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimated will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.
Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

Reserves Data
The following table provides proved reserves, estimated using constant prices and costs, for each product type:
Summary of Oil and Gas Reserves
As of December 31, 2005
Constant Prices and Costs
Reserves

					Natural Gas
	Light and Medium				(non-associated &		Natural Gas		Natural Gas
	Oil		Heavy Oil		associated)		(solution)		Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserve Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)

Proved

Developed Producing	555	385	0	0	7,189	4,179	284	125	233	117

Developed Non-Producing	0	0	0	0	25	8	0	0	1	0

Undeveloped	69	49	0	0	0	0	41	21	8	4

Total Proved	624	434	0	0	7,214	4,187	325	146	242	121

Probable	184	165	0	0	1,218	894	95	62	49	33

Total Proved Plus Probable	808	599	0	0	8,432	5,081	420	208	291	154
The following table provides proved reserves by property, estimated using constant prices and costs, as well as the net present value of future net revenue before and after deducting future income tax expense, calculated without discount and using a discount rate of 10%:

					Net Present Value		Net Present Value
	Oil and NGLs		Gas		Before taxes		After taxes
	Gross	Net	Gross	Net	0%	10%	0%	10%

	mbbl	mbbl	MMcf	MMcf	($000)	($000)	($000)	($000)

Proved reserves
Developed Producing

Alberta	727.2	442.8	7,473	4,304	54,880	25,442	37,176	17,312

Saskatchewan	60.1	59.6	—	—	1,418	998	866	610

	787.3	502.4	7,473	4,304	56,298	26,440	38,042	17,922

Developed Non-Producing

Alberta	.8	.1	25	8	56	48	38	31

					Net Present Value		Net Present Value
	Oil and NGLs		Gas		Before taxes		After taxes
	Gross	Net	Gross	Net	0%	10%	0%	10%

	mbbl	mbbl	MMcf	MMcf	($000)	($000)	($000)	($000)

Saskatchewan	—	—	—	—	—	—	—	—

Undeveloped	.8	.1	25	8	56	48	38	31

Alberta	77.9	52.5	41	21	1,920	414	1,293	245

Saskatchewan	—	—	—	—	—	—	—	—

	77.9	52.5	41	21	1,920	414	1,293	245

Total proved reserves	866	555	7,539	4,333	58,274	26,902	39,373	18,198

The following table discloses elements of future net revenue estimated using constant prices and costs and calculated without discount:

					Well	Future net		Future net
			Operating	Development	Abandonment	revenue before		revenue after
	Revenue	Royalties	Costs	Costs	Costs	Income taxes	Income Taxes	Income taxes
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Proved Reserves	138,058	45,496	32,695	1,096	496	58,275	18,902	39,373

The following table discloses, by production group, the net present value of future net revenue (before deducting future income tax expense) estimated using constant prices and costs and calculated using a discount rate of 10%:
Net Present Value of Future Net Revenue
By Production Group
As of December 31, 2005
Constant Prices and Costs

Future Net Revenue
Before Income Taxes
(Discounted at
10%/Year)
Reserves Category	Production Group	(M$)

Proved	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Natural Gas (including associated by-products)	6,956 0 16,827

Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Natural Gas (including associated by-products)	8,561 0 18,821

The following table provides proved and probable reserves, estimated using forecast prices and costs, for each product type:
Summary of Oil and Gas Reserves
As of December 31, 2005
Forecast Prices and Costs
Reserves

					Natural Gas
	Light and Medium				(non-associated &		Natural Gas		Natural Gas
	Oil		Heavy Oil		associated)		(solution)		Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserve Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)

Proved

Developed Producing	555	387	0	0	7,189	4,179	284	125	233	117

Developed Non-Producing	0	0	0	0	25	8	0	0	1	0

Undeveloped	69	49	0	0	0	0	41	21	8	4

Total Proved	624	436	0	0	7,214	4,187	325	146	242	121

Probable	184	166	0	0	1,218	894	95	62	49	33

Total Proved Plus Probable	808	602	0	0	8,432	5,081	420	208	291	154

The following tables provide the net present value of the future net revenue of the above proven and probable reserves, estimated using forecast prices and costs, before and after deducting future income tax expense, estimated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Value					Net Present Value
	Before taxes					After Taxes
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Proved Reserves

Developed producing

Alberta	35,610	25,725	18,957	14,619	11,765	24,609	17,759	13,090	10,098	8,124

Saskatchewan	1,206	1,067	952	859	783	745	659	587	530	487

	36,816	26,792	19,909	15,478	12,548	25,354	18,418	13,677	10,628	8,611

Developed Non-producing

Alberta	49	46	43	41	39	33	31	28	27	25

Saskatchewan	—	—	—	—	—	—	—	—	—	—

	49	46	43	41	39	33	31	28	27	25

Undeveloped

Alberta	1,188	500	144	(54)	(168)	823	330	71	(74)	(160)

Saskatchewan	—	—	—	—	—	—	—	—	—	—

	1,188	500	144	(54)	(168)	823	330	71	(74)	(160)

Total Proved Reserves	38,053	27,338	20,096	15,465	12,419	26,210	18,779	13,776	10,581	8,476

Probable Reserves

Alberta	11,004	5,698	3,041	1,776	1,127	7,550	3,908	2,088	1,220	773

Saskatchewan	373	219	142	100	74	231	135	88	62	47

Total Probable	11,377	5,917	3,183	1,876	1,201	7,781	4,043	2,176	1,282	820

Total Reserves	49,430	33,255	23,279	17,341	13,620	33,991	22,822	15,952	11,863	9,296

The following table discloses elements of future net revenue estimated using forecast prices and costs and calculated without discount:

					Well	Future net		Future net
			Operating	Development	Abandonment	revenue before	Income	revenue after
	Revenue	Royalties	Costs	Costs	Costs	Income taxes	Taxes	Income taxes
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Proved Reserves	124,125	41,877	42,294	1,168	733	38,053	11,844	26,209

Proved & Probable Reserves	152,934	46,064	55,466	1,168	805	49,431	15,440	33,991

The following table discloses, by-production group, the net present value of future net revenue (before deducting future income tax expense) estimated using forecast prices and costs and calculated using a discount rate of 10%:
Net Present Value of Future Net Revenue
By Production Group
As of December 31, 2005
Forecast Prices and Costs

Future Net Revenue
Before Income Taxes
(Discounted at
10%/Year)
Reserves Category	Production Group	(M$)

Proved	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Natural Gas (including associated by-products)	4,647 0 12,658

Proved Plus	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Natural Gas (including associated by-products)	5,942 0 14,253
Pricing Assumptions
Constant prices and costs
Constant prices and costs are defined in NI 51-101 as the Company’s prices and costs as at the evaluation effective date. The Company’s prices and costs are defined as the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.
The preceding evaluations used the following constant price forecasts:

Oil	Edmonton Par	$68.12/bbl
Natural Gas	Crown Medium	$52.28/bbl
	Alberta AECO-C	$9.99/Mcf
Natural Gas By-Products	Butanes	$59.32/bbl
	Sulphur	$30.00/litre
	Propane	$51.90/bbl
	Pentanes Plus	$71.35/bbl

     The proceeding evaluation used the following forecast price forecasts(1):

		Edmonton	Alberta	Pentanes	Butanes
	WTI Cushing	Par price	AECO-C	FOB	FOB		Exchange
	Oklahoma	40[0]API	Spot	Fieldgate	Fieldgate	Inflation	Rate
Year	($US/bbl)	($Cdn/bbl)	($Cdn/MMBTU)	(CDN$/bbl)	(CDN$/bbl)	Rate	(US$/CDN$)

2005(2)	56.45	69.28	8.58	69.13	45.20	1.6	0.85
2006	60.81	70.07	11.58	71.77	47.01	2.5	0.85
2007	61.61	70.99	10.84	72.71	47.62	2.5	0.85
2008	54.60	62.73	8.95	64.25	42.08	2.5	0.85
2009	50.19	57.53	7.87	58.92	38.59	1.5	0.85
2010	47.76	54.65	7.57	55.97	36.66	1.5	0.85
Various Escalation Rates

(1)	Pricing assumptions for 2006 and thereafter provided by Sproule Associates Limited, an independent qualified reserves evaluator.

(2)	Actual weighted average prices realized.
Reconciliation of Reserves
The following table summarizes the changes in the Company’s working interest reserves, estimated using forecast prices and costs, from January 1, 2005 to December 31, 2005:

	Oil and NGLs (mbbl)			Natural Gas (MMcf)
	Proved	Probable	Total	Proved	Probable	Total

January 1, 2005	144.8	42.3	187.1	1,595	404	1,999

Production	(58)	—	(58)	(385)	—	(385)
Extensions				8	4	12
Improved Recovery	66.1	25.5	91.6	28	11	39
Revisions	238.7	86.6	325.3	3,013	524	3,537
Economic Factors	43.3	11.4	54.7	75	12	87

December 31, 2005	434.9	165.8	600.7	4,334	955	5,289

Reconciliation of Future Net Revenue
The following table summarizes the changes in net present value of future net revenue, estimated using constant prices and costs and calculated using a discount rate of 10 percent, attributable to proved reserves:

(000’s)

Estimated Future Net Revenue, After Tax, Beginning of Year	9,424

Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(1,040)
Net Change in Prices, Production Costs and Royalties Related to Future Production	6,047
Changes in Previously Estimated Development Costs Incurred During the Period	(1,084)
Changes in Estimated Future Development Costs	(721)
Extensions and Improved Recovery	1,362
Discoveries	—
Acquisitions of Reserves	—
Dispositions of Reserves	—
Net Change Resulting from Revisions in Quantity Estimates	11,192
Accretion of Discount	789
Net Change in Income Taxes for Current Period	2
Net Change in Income Taxes for Future Forecast	(7,267)
Miscellaneous Changes	(506)
Estimated Future Net Revenue, After Tax, End of Year	18,198

Production History
2005 NETBACKS
INFORMATION BY QUARTER

	Q1	Q2	Q3	Q4
Product Netbacks

Oil and NGLs ($/bbl)
Sales Price (CDN $)	52.72	58.99	67.50	63.77
Royalties(1)	12.65	14.14	15.87	14.68
Production Expenses	4.83	10.65	24.88	15.06

Netback	35.24	34.20	26.75	34.03

Gas ($/Mcf)
Sales Price (CDN $)	6.87	7.36	9.26	12.14
Royalties(1)	1.99	2.17	2.81	3.50
Production Expenses	0.78	1.24	1.44	1.13

Netback	4.10	3.95	5.01	7.51

(1)	Note, royalties do not include provision for NORR.
Additional Information
Abandonment and reclamation costs were estimated and included in our report at the individual entity level for all wells that were assigned reserves. These costs included well abandonment and surface lease reclamation. No allowance for salvage value was included. No abandonment costs have been estimated for suspended wells, gathering systems, batteries, plants or processing facilities. The Company has estimated gross reclamation costs per well of $30,000 — based on industry standards. The Company expects to incur these costs on 245 net wells.
The total amount of such costs expected to be incurred, calculated without discount and using a discount of 10% is $805,000 and $72,000, respectively. The Company does not expect to pay any reclamation costs in the next three financial years.
The Company did not pay income taxes for its most recently completed financial year and does not believe income taxes will be payable for the foreseeable future.
During 2005, the Company did not incur property acquisition or exploration costs on any of its properties. Development costs were incurred, on the Nipisi property in Alberta in the amount of $1.2 million. This expenditure resulted in 9 completed oil wells on the Nipisi property. With petroleum and gas prices high, the Company expects development levels, primarily at the Nipisi Unit, to remain unchanged in the short-term.
The Company estimates production levels to be relatively unchanged in 2006. Oil and NGLs production is expected to remain at approximately 85,000 bbls, a result of infill drilling on both the Nipisi and Gainsborough properties. Natural gas production should decline approximately five percent falling from 669 MCF to 636 MCF.

Item 4 Dividends
The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.
Item 5 Description of Capital Structure
5.1 General Description of Capital Structure
As of December 31, 2005, the authorized capital of the Company consisted of unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series. There were 72,461,686 common shares issued and outstanding as of December 31, 2005, the end of the Company’s most recent fiscal year. No first or second preferred shares were issued and outstanding as of that date.
All of the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.
Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company that are distributable to such holders. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, or surrender or sinking or purchase funds.
Item 6 Market for Securities
6.1 Trading Price and Volume
The Company’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the trading symbol “CRJ” and on the American Stock Exchange (“Amex”) under the trading symbol “CGR”. The following table sets forth the reported high and low closing bid prices of the Company’s common shares on the TSX for the twelve months ending December 31, 2005:
Toronto Stock Exchange
Common Shares Trading Activity

	Canadian Dollars
Period	High	Low

December, 2005	$1.18	$.93
November, 2005	$.99	$.82
October, 2005	$1.05	$84
September, 2005	$1.09	$.90
August, 2005	$1.18	$.96
July, 2005	$1.07	$.95
June, 2005	$1.18	$.96
May, 2005	$1.15	$.93
April, 2005	$1.27	$1.06
March, 2005	$1.35	$1.17
February, 2005	$1.25	$1.07
January, 2005	$1.30	$1.10

Item 7 Directors and Officers
7.1 Name, Occupation and Security Holdings
The names, municipality of residence, positions with the Company, principal business activities outside the Company, common shares owned and percentage owned of all directors and executive officers are set forth below:

Name and Municipality	Positions Held	Director /	Principal Occupation	Common	Percentage
of Residence		Officer		Shares	Owned
		Since		Owned

Arnie E. Hillier(1)(2)(3)(4)	Director,
Saskatoon, SK	Chairman of the Board	1996	Businessperson	147,800	<1%

A. Neil McMillan	Director, President		President and CEO
Saskatoon, SK	and CEO	1996	of Claude	200,000	<1%

Jon R. MacNeill Calgary, AB	Director	1983	Businessperson	Nil	Nil

Ronald G. Walker(1)(2)(3)(4)	Director	1984	President , Great
Victoria, B.C.			Canadian Dollar
			Store Franchising
			Ltd., a private
			company.	Nil	Nil

Robert W. Termuende(1)(2)(3)(4) Fort Steele, B.C.	Director	2003	Businessperson	25,000	<1%

Richard G. Johnson	Chief Financial	2004	Chief Financial
Saskatoon, SK	Officer		Officer of Claude	700	<1%

Note:	(1)	Audit Committee.

	(2)	Nominating & Corporate Governance Committee.

	(3)	Compensation Committee.

	(4)	Oil & Gas Reserves Committee
All of the directors and officers of Claude have been engaged for more than five years in their present principal occupations or executive positions except for: Mr. Arnie Hillier, who on March 1, 2004, retired from his role as CEO and CFO of Claude. He retained his director status and was appointed Chairman of the Board April 27, 2005; Mr. A. Neil McMillan, who from April, 1996 to March, 2004, was President of the Company; Mr. Richard Johnson, who from January, 1998, to March, 2004, was Controller of the Company; and, Mr. Robert Termuende who joined the Board of Directors in June, 2003.
The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.
Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.
Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.
Directors and officers of the Company and corporations controlled by them, as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of the Company.

Item 8 Transfer Agent and Registrar
The Company’s transfer agent and registrar is Valiant Trust Company, located at 310, 606 — 4th Street S.W., Calgary, Alberta, T2P 1T1.
Item 9 Interests of Experts
9.1 Names of Experts
Sproule Associates Limited, 900, North Tower, Sun Life Plaza, 140 Fourth Avenue S.W., Calgary, AB, T2P 3N3, has provided the Company with an independent evaluation of the Company’s oil and gas assets effective January 1, 2005 and pursuant to the Canadian Oil and Gas Evaluation Handbook (COGEH) and NI 51-101.
ACA Howe International Limited, 330 Bay Street, Suite 830, Toronto, ON, M5H 2S8, has provided the Company with an independent review of the Company’s reserve estimate and resource potential effective February 1, 2006 and pursuant to National Instrument 43-101.
9.2 Interests of Experts
The Company has no knowledge of registered or beneficial interests held directly or indirectly by the experts named in section 9.1 in any securities or other property of the Company.
Item 10 Additional Information
Additional information, including details as to directors’ and officers’ remuneration, indebtedness, principal holders of Claude shares, options to purchase Company shares and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular dated March 22, 2005. Additional financial information is provided in the Company’s comparative consolidated financial statements and MD & A for the year ended December 31, 2005.
Copies of the above and other disclosure documents may also be examined and/or obtained through the internet by accessing Claude’s website at www.clauderesources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

APPENDIX A
REPORT ON RESERVES DATA
BY
SPROULE ASSOCIATES LIMITED
Form 51-101F2
To the Board of Directors of Claude Resources Inc. (the “Company”):
1.	We have evaluated the Company’s Reserves Data as a December 31, 2005. The reserves data consist of the following:
(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserve quantities were estimated as a December 31, 2005 using constant prices and costs; and

	(ii)	the related estimated future net revenue.
2.	The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors.

Net Present Value of Future Net Revenue
Independent			(10% Discount Rate)
Qualified		Location
Reserves	Description	Of
Evaluator or	and Preparation Date of	Reserves	Audited	Evaluated	Reviewed	Total
Auditor	Evaluation Report	(Country)	(M$)	(M$)	(M$)	(M$)
Sproule	Evaluation of the P&NG
Reserves of Claude Resources In.,
as of December 31, 2005, prepared
January to February 2006.

Total			Nil	23,279	Nil	23,279
5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.	We have no responsibility to update the record referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variation may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
March 1, 2006	/s/ Harry J. Helwerda

Harry J. Helwerda, P. Eng.
Project Leader;
Vice-President, Engineering

/s/ Douglas R. Bates

Douglas R. Bates, P. Eng.
Senior Petroleum Engineer

/s/ Michael W. Maughan

Michael W. Maughan, C.P.G.,Geol.
Manager, Geoscience, and Associate

/s/ Robert N. Johnson

Robert N. Johnson, P.Eng.
Manager, Engineering, and
Corporate Secretary

APPENDIX B
Report of Management and Directors
on Reserves Data and Other Information:
Form 51-101F3
Management of Claude Resources Inc. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. Such information includes reserves data, which are:
(a)	(i)	proved and probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserve estimated as at December 31, 2005 using constant prices and costs; and

	(ii)	the related estimated future net revenue.
An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified evaluator will be filed with the securities regulatory authority concurrently with this report.
The Reserves Committee of the board of directors of the Company has
(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation, to inquire whether there had been disputes between the independent qualified reserves evaluators and Management; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluator.
The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has on the recommendation of the Reserves Committee approved:
(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.
Because the Reserves Data are based on judgements regarding future events, actual results will vary and the variations may be material.

/s/ Neil McMillan
Neil McMillan
President & CEO

/s/ Rick Johnson
Rick Johnson
CFO

/s/ Arnie Hillier
Arnie Hillier
Chairman

/s/ Robert Termuende
Robert Termuende
Director – Member of Oil & Gas Committee

March 3, 2006

APPENDIX C
Audit Committee Disclosure Pursuant
To Multilateral Instrument 52-110

A. Audit Committee Charter	(March 30, 2006)
PURPOSE
The Audit Committee is appointed by the Board of Directors (the “Board”) for the primary purpose of:
1.	Assisting the Board in fulfilling its oversight responsibilities as they relate to:
•	The integrity of the Company’s financial statements and the Company’s accounting policies disclosure and internal controls and financial reporting practices;

•	Monitoring the qualifications, independence and performance of the Company’s external auditors; and
2.	Maintaining, through regularly scheduled meetings, a line of communication between the Board and the Company’s financial management and external auditors.
COMPOSITION AND QUALIFICATIONS
The Committee shall be appointed by the Board and shall serve at the pleasure of the Board and for such terms as the Board may determine. The Committee shall be comprised of three or more Directors (as determined from time to time by the Board), each of whom shall meet the independence and experience requirements of Multilateral Instrument 52-110 for audit committee membership.
1.	Each member of the Committee will be a Director who: (i) is not otherwise employed by the Company, and (ii) has not been so employed at any time during the three years prior to the time he or she is appointed to the Committee.

2.	Each member of the Committee will have and maintain independence from management of the Company in accordance with the standards of independence required by the Multilateral Instrument 52-110.

3.	Except for the undertaking of non-material specific projects unanimously approved by the Board, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company other than: (i) director’s fees, which may be received in cash, stock options, or other in-kind consideration ordinarily available to Directors; (ii) a pension or other deferred compensation for prior service that is not contingent on future service; and (iii) and other regular benefits that Directors receive in their capacity as members of the Board or its committees.

4.	Each member of the Committee shall be financially literate (as such qualifications is interpreted by the Board in its business judgment) with at least one member being an audit committee financial expert.

5.	Each member of the Committee shall have accounting or related financial management expertise (as such qualification is interpreted by the Board in its business judgment).

6.	No member of the Committee shall serve on the audit committee of more than four public companies (including Claude) unless the Board shall have made a prior determination that such simultaneous service will not impair the ability of the member to effectively serve on the Committee and discloses this determination in the Company’s proxy statement.

ORGANIZATION, PROCEDURES AND POWERS
1.	The Board shall appoint one member of the Committee as the Chair. The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee. The Chair shall be responsible for leadership of the Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

2.	The Committee shall have the authority to establish its own rules and procedures, consistent with the bylaws of the Company, for notice and conduct of its meetings should the Committee, in its discretion, deem it desirable to do so.

3.	The Committee shall have the authority to engage independent counsel, independent accountants or other outside advisers as the Committee deems necessary to carry out its duties. Where the estimated costs to conduct the engagement exceed $10,000 annually, the Committee shall obtain approval of the Board before proceeding.
MEETINGS
The Committee will meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities.
1.	The Committee may include in its meetings: (i) members of the Company’s management, (ii) representatives of the external auditors, (iii) other directors by invitation, or (iv) any other personnel employed or retained by the Company.

2.	The Committee may periodically meet with members of the Company’s management in separate executive sessions to discuss any matters that the Committee believes should be addressed privately.

3.	A meeting of the Committee may be convened by the Chair of the Committee, a member of the Committee, the external auditors or the Chief Financial Officer. The Corporate Secretary shall, upon direction of any of the foregoing, arrange a meeting of the Committee. The Committee shall report to the Board in a timely manner with respect to each of its meetings.
DUTIES AND RESPONSIBILITIES
Financial Statements and Published Information
1.	Review with management and the external auditors any items of concern, any proposed changes in major accounting policies, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.	Consider any matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the Committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the Company; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.	Require the external auditors to present and discuss with the Committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements and (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law.

5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors any off-balance sheet financing mechanisms being used by the Company.

7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review any problems experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management.

9.	Review the results of the external auditors’ audit work including findings and recommendations and management’s response and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.	Review the audited annual financial statements, in conjunction with the report of the external auditors, and related management discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

11.	Confirm with the Chief Executive Officer and the Chief Financial Officer (and considering the external auditor’s comments, if any, thereon), that the financial statements fairly represent the Company’s financial condition, cash flow and results for the reporting period.

12.	Review all interim unaudited financial statements and quarterly reports and related interim management discussion and analysis, before being released to the public.
Appointment, Retention and Evaluation of External Auditors
1.	The Company’s external auditors shall report directly to the Committee. The Committee has the direct responsibility to compensate, oversee, and evaluate the external auditors. The Committee will recommend to the Board the appointment, and where appropriate, the replacement of the external auditors. In connection with its oversight of the external audit activities, the Committee will:
•	At least annually, obtain and review a report by the external auditors describing:
(a)	The external audit firm’s internal quality-control procedures; and

(b)	Any material issues raised by: (i) the most recent internal quality-control review, or peer review, of the firm, or (ii) any inquiry or investigation by governmental or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any issues raised in the reviews described above.
•	Annually review and evaluate:
(a)	The experience and qualifications of the senior members of the external auditor team; and

(b)	The performance and independence of the external auditors, including the lead partner of the external audit firm.
•	Review and approve the annual audit plan prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the extent of its scope. Approve the fees to be paid to the external auditors for audit services.

•	Periodically meet separately with the external auditors without senior management present.

•	At least annually, present the Committee’s conclusion with respect to its evaluation of the external auditors to the Board.
Independence of External Auditors
1.	The Committee shall obtain confirmation and assurance as to the external auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the external auditors and the Company. The formal submission should also disclose the amount of fees received by the external auditors for the audit services and for various types of non-audit services.

2.	The Committee shall actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectively and independence of the external auditors and take appropriate action in response to the external auditors’ report to satisfy itself of their independence.

3.	The Committee will periodically review, and if necessary, update its policy with regard to the pre-approval of the retention of the external auditors for any permitted non-audit services, including a requirement that the Committee approve all non-audit engagements of the external auditors and shall, consistent with that policy, approve the retention of the external auditors to perform such services and the fees for such services, if required by that policy. The Committee may, in its discretion, delegate to the Chair of the Committee the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting. See “Pre-Approval Policy”.

4.	Periodically review and, if necessary, update its guidelines for the Company’s hiring of employees and former employees of the external auditors who were previously engaged on the Company’s account.

5.	Discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner within the time limits and in such a manner as necessary to prevent the external auditor from being deemed “not independent of the Company” pursuant to governing rules and regulations.
Internal Controls
1.	The Committee will review with the external auditors and senior management:
•	The adequacy and effectiveness of the Company’s internal accounting and financial controls, including computerized information system controls and security, and consider any recommendations for improvement of such controls.

•	Major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

•	Any related significant findings and recommendations of the external auditors and internal auditors together with senior management’s responses thereto.

2.	The Committee will meet periodically with senior management to discuss the Company’s policies with respect to risk assessment and risk management. In doing so, the Committee will review the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposure.
Disclosure Controls
1.	Review annually the disclosure controls and procedures, including the certification timetable and related process. Confirm with the Chief Executive Officer and the Chief Financial Officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.
•	Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

•	Approve the expenses submitted for reimbursement by the Chief Executive Officer when deemed appropriate.
Miscellaneous
The Committee will:
1.	Review and reassess at least annually the adequacy of this Audit Committee Charter and recommend any proposed changes to the Board.

2.	Review the appointment of the Chief Financial Officer and have the Chief Financial Officer report to the Committee on the qualifications of new employees with a financial oversight role (i.e. having oversight of, or direct responsibility for, preparing of financial statements and related information).

3.	Approve and ratify Disclosure Committee Members.

4.	Report regularly to the full Board any issues that arise with respect to the Committee’s performance of its duties and that the Committee deems important to present to the full Board.

5.	Review the findings of any examination by regulatory authorities and any external auditors’ observations.

B.	Composition of the Audit Committee

The Audit Committee is comprised of Robert W. Termuende (Chair), Arnie E. Hillier and Ronald G. Walker. All members are directors who are considered independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committee”.

C.	Relevant Education & Experience

Name	Principal Occupation and Biography
Mr. Robert W. Termuende (June 2003)	Following active service in the U.S. Army, Bob Termuende earned a B.A. in geological sciences from the University of British Columbia in 1956. In his career, he has served as director and CEO of various exploration and production companies including Rio Alto Exploration, Kenton Natural Resources, Delaware Resources and Eagle Plains Resources. Mr. Termuende became a Director of Claude Resources Inc. in 2003.

Name	Principal Occupation and Biography
Arnie E. Hillier (April 1996) Other Public Directorships Pacific & Western Credit Corp.; Wescan Goldfields Inc.; and Shore Gold Inc.	Arnie Hillier holds a Bachelor of Commerce degree from the University of Saskatchewan and is a Chartered Accountant. He served in a senior financial capacity with the Saskatchewan Mining Development Corporation and its successor, Cameco Corporation, before joining Claude Resources Inc. as President and Chief Financial Officer in 1991. He became Vice Chairman, Chief Executive Officer and Chief Financial Officer in 1996, holding the latter two positions until his retirement in February 2004. He continued as Vice Chairman until April 2005 when he was appointed Chairman.

Ronald G. Walker (Feb 1984) Other Public Directorships Shore Gold Inc.	A Director of Claude Resources Inc. since 1983, Bud Walker has over 35 years experience in the investment, trust and real estate fields. He was a partner in Houston Willoughby and the founder and president of Pacific & Western Trust Corporation. In 1993, he incorporated the Great Canadian Dollar Store in British Columbia. Mr. Walker also serves on the board of Shore Gold Inc.
D.	Pre-Approval Policies and Procedures

The Committee has implemented a policy restricting the services that may be provided by the Company’s external auditors and the fees paid to the external auditors.

E.	External Auditor Service Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2005 and 2004 fiscal years are shown in the table below:

	2005	2004

Audit fees	$92,616	$87,563
Audit related fees(1)	39,000	—
Tax fees(2)	3,750	19,400
All other fees	—	—

Total	$135,366	$106,963

(1)	Audit related fees are comprised of KPMG LLP services in respect of section 404 requirements of the Sarbanes-Oxley Act of 2002.

(2)	Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.